Exhibit 99.1

Northgate Minerals Reports Third Quarter Results

Young-Davidson Fully Funded and Advancing on Schedule and on Budget

Notice: Conference Call and Webcast of Q3 Results Today at 10:00 am ET

Dial in: +647-427-7450 or 1-888-231-8191

VANCOUVER, Nov. 10 /CNW/ - (All figures in US dollars except where noted) - Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX; NYSE Amex: NXG) today announced its financial and operating results for the three and nine months ended September 30, 2010.

Third Quarter Highlights

•	Reported adjusted net earnings of $1.7 million or $0.01 per diluted share.

•	Generated cash flow from operations of $13.5 million or $0.05 per diluted share.

•
Adjusted net earnings and cash flow from operations were adversely impacted by an inventory build-up at Kemess South as poor railcar availability impeded metal sales during the quarter. As inventory is sold during the fourth quarter of 2010, we expect to realize an additional $14 million in revenue.

•	Produced 64,999 ounces of gold and 10.9 million pounds of copper at an average net cash cost of $645 per ounce.

•
Successfully completed a convertible note offering for net proceeds of $163.5 million to fund the development of the Young-Davidson mine; Young-Davidson is now fully-funded and construction is advancing on schedule and on budget.

•	Successful exploration results at Northgate's operations:

•	Kemess Underground: intersected the highest grade-thickness interval ever encountered on the property of 3.37 grams per tonne ("g/t") gold and 0.95% copper over 60 metres ("m").

•
Stawell: discovered gold in two previously untested areas, the first being the previously reported Northgate Gift and a second area 1.6 kilometres ("km") south of existing mine workings, which intersected 13.7 g/t gold over 5.45 m, including 25.0 g/t gold over 2.2 m, and 15.4 g/t gold over 2.5 m.

•
In addition to exploration results released during the quarter, we are pleased to announce further exploration results, which are reported in Northgate's exploration press release dated November 10, 2010.  Highlights include:

•
Stawell: drilling within Golden Gift 6 Lower ("GG6L") intersected high-grade mineralization: hole MD-5281 returned several excellent intervals: 4.9 g/t over 16.4 m, including 7.1 g/t over 7.6 m and 15.9 g/t over 5.1 m in the basalt contact zone and 24.0 g/t over 10.6 m in the waterloo.

•
Fosterville: drilling within the lower Phoenix resource block continues to show promising results in the Phoenix Footwall and Phoenix Extension, indicating the potential to add new reserves and extend the zone another 150 m south along strike and down plunge.

"Third quarter production was highlighted by strong results from Kemess South, which exceeded our production guidance. Also, our Stawell operation showed improvement during the quarter and we look forward to returning to historical levels in the fourth quarter and beyond" commented Ken Stowe, President and CEO. "Complementing Stawell's improving operational performance was an exciting discovery of high grade gold mineralization in a previously untested area that is readily accessible from existing mine workings. Combined with the recently announced Northgate Gift discovery and the excellent assays within GG6L, we expect these results to have a positive impact on the future of the operation. Exploration efforts at Fosterville have also started to pay dividends with promising results within the lower Phoenix resource block, where we have intersected high-grade areas of mineralization. Other exploration highlights during the quarter included returning one of the best intercepts in the resource database at Kemess. The initial eleven holes that were released have exceeded previous resource block estimates in the block cave zone by an average of 22% for gold and 20% for copper.

"With the successful completion of a $170 million convertible note offering, we are now fully funded to build the Young-Davidson mine, which will be entering the commissioning phase in a little over a year from now. We are pleased to have completed the financing of Young-Davidson through one of the least dilutive means possible.  For the balance of 2010 and beyond, we look forward to ramping up construction activities at Young-Davidson and following up on exploration results from near-mine exploration programs at all of our operations."

Financial Performance

Northgate recorded consolidated revenue of $88.3 million in the third quarter of 2010, compared with revenue of $120.2 million recorded in the same period last year.  For the nine months ended September 30, 2010, Northgate recorded revenue of $336.3 million, lower than the $374.3 million recorded in the corresponding period of 2009.

Adjusted net earnings for the third quarter of 2010 were $1.7 million or $0.01 per share, compared with adjusted net earnings of $7.7 million or $0.03 per share in the third quarter of 2009. The net loss for the third quarter of 2010 was $8.9 million, which included an unrealized loss of $14.8 million relating to the change in fair value of Northgate's copper forward sales contracts.  These contracts are priced at Cdn$3.31 per pound and were put in place in order to secure a significant portion of cash inflow over Kemess South's remaining mine-life.

Northgate continued to generate positive cash flow from operations of $13.5 million or $0.05 per share in the most recent quarter and continues to maintain a strong balance sheet, with cash and cash equivalents totalling $168.2 million as of September 30, 2010.

On September 29, 2010, Northgate announced the launch of a $135 million public offering of convertible notes and, due to strong investor demand, increased the size of the offering to $150 million. Following the exercise by the underwriters of the $20 million over-allotment option, which was announced in October, Northgate received net proceeds of $163.5 million. Northgate is now fully funded to build the Young-Davidson mine, which is scheduled for production in 2012, and fully expects the mine to generate more than sufficient cash flow to repay the convertible notes when they mature in 2016.

Results from Operations

Fosterville Gold Mine

Fosterville achieved production of 22,436 ounces of gold in the third quarter of 2010, which was slightly lower than forecast.  A re-design of ore reserves of several mining levels in the Phoenix and Ellesmere zones resulted in decreased mining rates during the quarter, which resulted in lower production.  For the third quarter of 2010, mine generated cash flow from operations of $8.9 million.

During the quarter, a total of 166,912 tonnes of ore were mined and mine development advanced 2,144 m, compared with 201,130 tonnes mined and 2,362 m advanced, respectively, in the corresponding period of 2009.

Also during the quarter, 206,185 tonnes of ore were milled at a grade of 4.08 g/t, compared with the 201,866 tonnes milled at a grade of 4.51 g/t in the corresponding quarter of 2009.

The average net cash cost of production for the third quarter of 2010 was $774 per ounce, which was higher than forecast of $721 per ounce and the cash cost of $612 recorded in the same period last year.  The net cash cost was adversely effected by the dramatic increase in the Australian dollar relative to the US dollar, which averaged 9% higher in the most recent quarter compared to the corresponding period last year.

Stawell Gold Mine

The Stawell operation showed improvement during the third quarter; the mine produced 16,530 ounces, which was an 11% improvement over the 14,832 ounces produced in the previous quarter. Production was hindered somewhat by ventilation restrictions and several stopes not blasting to design. However, both issues have since been rectified and as development in the new GG6 mining zone has begun, with significantly higher average reserve grade of 6.3 g/t, the mine is on track to returning to historical levels in the fourth quarter and beyond.

During the third quarter of 2010, a total of 191,087 tonnes of ore were mined and mine development advanced 1,488 m. The average net cash cost of production for the third quarter was $939 per ounce, which was 12% lower than the $1,069 per ounce recorded in the previous quarter.  Cash costs in the most recent quarter were affected by the dramatic increase in the Australian dollar relative to the US dollar.

Kemess South

During the third quarter, Kemess South posted gold production of 26,033 ounces, which was higher than forecast.  Copper production of 10.9 million pounds was slightly lower than forecast due to lower than planned mill throughput. The net cash cost of production for the third quarter of 2010 was over $100 lower than forecast at $347 per ounce, primarily as a result of strong copper prices.  For the fourth quarter of 2010, the net cash cost is expected to drop dramatically to less than $0 per ounce, again as a result of strong copper prices.

During the quarter, approximately 9.4 million tonnes of ore and waste were removed from the eastern end of the open pit, representing an increase from the 8.3 million tonnes removed during the corresponding quarter of 2009.  Unit mining costs remain low at Cdn$1.21 per tonne moved, as ore and waste haul distances are shorter out of the eastern end of the open pit.

The mill continues to achieve excellent results. Mill throughput and mill availability during the third quarter of 2010 were 52,266 tonnes per day ("tpd") and 92%, respectively, which was higher than the 50,328 tpd and 90% achieved in the same period of 2009.

2010 Production Forecast

Northgate's production forecast for the balance of 2010 is outlined in the following table.  Production in the fourth quarter of 2010 is forecasting 67,500 ounces at Northgate's three operating mines at an average net cash cost of $570 per ounce.

	Actual (ounces)			Forecast (ounces)	Total (ounces)	Forecast 2010 Cash Cost ($/oz)1
	Q1	Q2	Q3	Q4
Fosterville	26,421	28,476	22,436	21,000	98,500	$750
Stawell	22,238	14,832	16,530	21,000	74,500	$915
Kemess	24,703	24,967	26,033	25,500	101,000	$335
	73,362	68,275	64,999	67,500	274,000	$640
1 Assuming copper price of $3.75/lb and exchange rates of US$/Cdn$0.98 and US$/A$0.98 for Q4 2010.

Young-Davidson Advancing on Schedule and on Budget

Since receiving notice in July from the Ontario Ministry of Northern Development, Mines and Forestry ("MNDMF") of acceptance of the Closure Plan for the Young-Davidson mine, Northgate mobilized the appropriate resources and immediately began surface construction activities on site.  Several projects have advanced since Northgate broke ground on the property in August, including:

•	Construction of the new hoist house for the existing shaft, which is scheduled for completion by the end of the year.

•	Site clearing with heavy mobile equipment; much of the site has been cleared for the process plant area.

•	Construction of the main plant site and tailings impoundment areas commenced in August and will continue through next year.

•	Construction for the realignment of Highway 566.

•	Awarded the contract for construction of the process plant building with construction scheduled to start in November.

•	Procurement of new ventilation equipment to service the increased underground mine development activities.

Development activities underground also ramped up during the quarter to an average development rate of 11.6 m per day. The ramp was extended 319 m to a total length of 3,605 m and an additional 840 m of lateral development was achieved. Completion of additional ventilation infrastructure to support underground development activities was also completed during the quarter.

Development activities over the next six months will include:

•	Continuing major earthworks required for the preparation of the project site.

•	Commissioning the new hoist and commencing sinking operations of the existing shaft.

•	Raise boring work for the first leg of a new 5.5 m diameter Northgate production shaft.

•	Completing the erection of the process plant building.

•	Preparing the materials required for the construction of the tailings dam.

•	Installing major process equipment.

•	Awarding the electrical/mechanical installation contract.

•	Starting the open pit pre-production development.

In September, the 30% engineering control budget for Young-Davidson was completed.  With 60% of the contracts awarded (approximately $145 million), 35% of the equipment purchase orders placed (by value) and 35% of the engineering complete, the new budget has confirmed the project capital cost estimates. As such, to date Northgate has not needed to rely on the allowance for contingencies, which it has established for project budgeting purposes. Young-Davidson is scheduled for commissioning activities in the fourth quarter of 2011 and is targeting start-up of production in late Q1 2012.  The mine is expected to generate an average of 180,000 ounces of gold annually over an initial 15-year mine life.

Exploration Overview

Young-Davidson

Exploration at Young-Davidson in the third quarter was part of a 20,000 m drill program to explore for other deposits outside of the known reserves and resources currently being developed. Two drills operated during the quarter with targets focusing on the area up dip from hole 198 (see press release dated July 6, 2010) located west of the Young-Davidson orebody, which intersected 3.46 g/t gold over 79.5 m (estimated true thickness is 53.5 m). To date, eight holes have been completed in the area and two more are in progress. The initial follow-up holes have been unsuccessful as two near-surface holes were east of the fault and did not intersect the zone. In addition, two of the deeper holes did not reach the target zone and two visually promising holes, which intersected syenite mineralization, returned only low grade gold intervals (holes 226A and 232). Results are still pending for a further two holes, which are currently targeting in closer proximity to hole 198 and two diamond drills continue to work in this area. The geology in this area is proving to be more complicated than the main Young-Davidson deposit and additional holes will be required to resolve the geometry of the mineralization in this area. Two drills will continue to drill additional holes in the YD West area as it still represents an excellent opportunity to substantially add to the 2.8 million ounces of reserves that already exist on the property.

Figure 1: Young-Davidson Longitudinal Section

www.northgateminerals.com/Theme/Northgate/files/Releases/Q310Fig1.gif

Resource modeling of the near surface mineralization immediately east of the proposed open pit has now been completed and has outlined an indicated resource of 572,000 tonnes at 1.86 g/t gold containing approximately 34,000 ounces of gold.  This resource is now being evaluated from a pit optimization perspective to assess the potential for conversion of the new resource into reserves in Northgate's 2010 year-end reserve statement.

Kemess Underground

The Kemess Underground diamond drill program was initiated in order to more tightly define the 70+ million tonne higher grade core of the Kemess North deposit within which previous drilling had defined in excess of 1.4 million ounces of gold and 500 million pounds of copper. This program will also determine the geotechnical characteristics of the higher grade core and assess the potential for large scale underground bulk mining that could be milled at the existing Kemess facilities.

During the third quarter, two drills completed a total of 11,200 m in 20 holes and the entire Kemess Underground diamond drill program (26 holes totalling 16,150 m) is now complete. A press release dated September 15, 2010 reported on the assay results of the first 11 holes, the highlights of which included a number of holes that contained gold and copper bearing intervals that were among the highest in grade thickness ever drilled at Kemess. A comparison to the 2005 block model also indicated that the gold and copper intervals for these 11 holes are 20% and 22% higher for gold and copper respectively. This difference was attributed to the fact that the 2005 resource model was based on interpolation from wider spaced drilling that was unconstrained with respect to important grade domains existing within the resource. The net effect was to over-estimate low grade regions and to under-estimate high grade regions.

The assays for the remaining 15 holes will be reported when they have been compiled and processed, which is anticipated by early December. We will then incorporate the results into a new underground resource estimate to be completed in early 2011.

Fosterville Gold Mine

The focus of this year's exploration program at Fosterville has been on reserve and resource expansion.  Drilling within the Phoenix Footwall and Phoenix Extension down dip from the existing reserves has been testing for the large scale continuity of the Phoenix Deposit, which has been the most productive orebody identified on the property to date. Three holes have been drilled totalling 1,590 m using underground drill platforms and while still in early stages of the program, drill results have been excellent: hole UDE038 in the Footwall intersected 5.4 g/t gold over 24.9 m, including 11.5 g/t gold over 5.6 m and 10.1 g/t gold over 4.3 m and hole UDE-037 in the Phoenix Extension intersected 14.1 g/t gold over 4.7 m (see exploration press release dated November 10, 2010 for complete drill results and update on exploration activities within the lower Phoenix resource block).

Figure 2: Longitudinal Section of the Fosterville Gold Mine

www.northgateminerals.com/Theme/Northgate/files/Releases/Q310Fig2.gif

Other exploration drilling continued during the quarter with four drill rigs completing approximately 15,115 m. Within the mining lease, the focus was on resource to reserve conversion on three target areas: Harrier Underground North and the Vulture and Kite resource areas that are accessible from the Harrier Decline. Exploration targets on lease included the Phoenix Deeps (section 6050N) and an East-West traverse across the O'Donnell's Reef structure. On the regional tenements, four holes were drilled in the Goornong South area to the north of the Mining Lease.

Sufficient drilling was completed on the Harrier Underground North, the Vulture and the Kite areas that resource estimation has been initiated and it is anticipated that these areas will be included in the year end statement of resources and reserves.

Drilling on section 6050N exploring for an extension of the main Phoenix deposit is ongoing with one parent hole and two daughter holes completed during the quarter. The parent and the first daughter hole have intersected low grade mineralization over a broad zone at the targeted structural setting. Drilling of additional daughter holes is ongoing.

The East-West traverse across O'Donnell's Reef, targeted the source of the initial discovery in the Fosterville district on which several historic shafts were sunk, as well as testing a coincident geophysical anomaly (IP chargeability) and a geophysically inferred structure similar in nature to the main Fosterville Fault. Results to date include two to three metre thick intersections of one to three g/t gold indicating that the mineralizing system was active in this area, albeit sub-grade ore.

Goornong South is an area of historic drilling with intersections of interest such as 8.0 m of 7.1 g/t gold and 2.0 m of 29.4 g/t (near to true thickness). Regional geophysical surveys carried out in 2010 suggested that these intersections were along a structure similar in nature to the Fosterville Fault and O'Donnell's Reef, so broad spaced drilling was initiated with four holes drilled during the quarter. Results to date have included intersections of 4.5 g/t over 5.1 m and 5.2 g/t over 2.9 m.

Stawell Gold Mine

During the quarter, the exploration program at Stawell discovered gold in two previously untested areas, the first being the previously-announced Northgate Gift and the second being an area 1.6 km south of existing mine workings.

The Northgate Gift is the fault offset extension, below and northeast of the Golden Gift and Magdala orebodies, which have produced over two million ounces of gold on the property in the past 26 years.  Discovery hole MD5696A reached its target and intersected gold-bearing intervals of 4.53 g/t over 1.8 m and 3.83 g/t over 3.6 m (see press release dated August 31, 2010).  The discovery of a basalt dome and associated gold mineralization in the Northgate Gift confirms the validity of Northgate's geologic model of Stawell, which was used to target hole MD5696A. Follow-up drilling is planned to better define the size and geometry of the basalt dome and the associated gold-bearing sulphide mineralization.

Northgate also discovered a second area of gold mineralization, 1.6 km south of existing mine workings, when hole SD649A intersected 13.7 g/t over 5.45 m, including 25.0 g/t over 2.2 m, and 15.4 g/t over 2.5 m. This discovery is a geophysically inferred basalt dome similar in nature to the basalt domes found within the Stawell Golden Gift orebody.  Follow-up drilling is planned over the next three quarters in an effort to outline a broad zone of mineralization that would be readily accessible from existing mine workings.

Also during the quarter, drilling took place within GG6L where there is potential to add to high-grade reserves. Currently, production is taking place in the GG6 zone, where the average reserve grade is 6.3 g/t gold.  Highlights from the GG6L drill program are included below.  For complete drill results and update on exploration activities within GG6L, please see exploration press release dated November 10, 2010.

Basalt Contact:

•	Hole MD-5338 returned 13.2 g/t over 4 m.

•	Hole MD-5281 contained several excellent intervals: 4.9 g/t over 16.4 m, including 7.1 g/t over 7.6 m and 15.9 g/t over 5.1 m.

•
Hole MD-5790 also contained several excellent intervals: 5.7 g/t over 5.2 m, including 13.0 g/t over 1.5 m; a second interval returned 5.8 g/t over 9.7 m, including 8.0 g/t over 3.0 m and 13.2 g/t over 1.5 m.

Waterloo:

•	Hole MD-5281 returned 24.0 g/t over 10.6 m.

•	Hole MD-5481 returned 21.0 g/t gold over 3.1 m.

Other exploration during the quarter included off lease targets within the district, which are undergoing preliminary evaluation with geophysical and geochemical surveys in preparation for drill testing later in the year or early 2011.

Summarized Consolidated Results

(Thousands of US dollars, except where noted)	Q3 2010	Q3 2009	YTD 2010	YTD 2009
Financial Data
Revenue	$ 88,331	$ 120,163	$ 336,346	$ 374,278
Net earnings (loss)	(8,881)	(8,563)	316	18,249
Per share (diluted)	(0.03)	(0.03)	0.00	0.07
Adjusted net earnings 1	1,732	7,660	1,953	45,030
Per share (diluted)	0.01	0.03	0.01	0.18
Cash flow from operations	13,477	50,452	40,704	145,651
Cash and cash equivalents	168,174	235,929	168,174	235,929
Total assets	$ 748,033	$ 787,940	$ 748,033	$ 787,940
Operating Data
Gold production (ounces)
Fosterville	22,436	25,550	77,333	76,745
Stawell	16,530	20,319	53,600	62,777
Kemess	26,033	34,922	75,703	142,123
Total gold production	64,999	80,791	206,636	281,645
Gold sales (ounces)
Fosterville	23,021	27,114	78,117	78,352
Stawell	15,991	20,172	53,346	64,415
Kemess	19,071	38,111	67,691	149,886
Total gold sales	58,083	85,397	199,154	292,653
Realized gold price ($/ounce) 2	1,234	982	1,207	944
Net cash cost ($/ounce) 3
Fosterville	774	612	703	526
Stawell	939	694	915	573
Kemess	347	395	447	373
Average net cash cost ($/ounce)	645	539	664	459
Copper production (thousands pounds)	10,869	11,934	30,041	40,746
Copper sales (thousands pounds)	7,434	12,816	26,576	40,795
Realized copper price ($/pound) 2	3.96	3.39	3.30	2.70

1.	Adjusted net earnings is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's interim quarter MD&A Report.

2.
 Metal pricing quotational period for Kemess is three months after the month of arrival ("MAMA") at the receiving facility for copper and one MAMA for gold. Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

3.	Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's interim MD&A Report.

Interim Consolidated Balance Sheets

Thousands of US dollars	September 30 2010	December 31 2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$ 168,174	$ 253,544
Trade and other receivables	44,314	27,961
Income taxes receivable	5,724	—
Inventories (note 3)	51,220	44,599
Prepaid expenses	1,488	2,566
Future income tax asset	5,969	5,541
	276,889	334,211
Other assets	38,157	27,544
Deferred transaction costs (note 4)	898	—
Future income tax asset	6,418	14,507
Mineral property, plant and equipment	388,536	327,416
Investments (note 5)	37,135	38,001
	$ 748,033	$ 741,679
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$ 82,551	$ 59,132
Income taxes payable	—	29,395
Short-term loan (note 6)	40,467	41,515
Capital lease obligations	8,294	5,995
Provision for site closure and reclamation obligations	17,239	23,501
Future income tax liability	881	867
	149,432	160,405
Capital lease obligations	10,487	4,656
Other long-term liabilities	2,588	8,995
Provision for site closure and reclamation obligations	18,600	23,989
Future income tax liability	425	—
	181,532	198,045
Shareholders' Equity
Common shares	403,867	402,879
Contributed surplus	8,311	6,202
Accumulated other comprehensive income (loss)	15,749	(3,705)
Retained earnings	138,574	138,258
	566,501	543,634
	$ 748,033	$ 741,679
Commitments (note 12)

Subsequent event (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Interim Consolidated Statements of Operations and Comprehensive Income
Thousands of US dollars,	Three Months Ended Sept 30		Nine Months Ended Sep 30
except share and per share amounts, unaudited	2010	2009	2010	2009

Revenue	$ 88,331	$ 120,163	$ 336,346	$ 374,278

Cost of sales (note 3)	65,836	81,959	227,172	228,011
Depreciation and depletion	26,474	27,804	78,452	77,393
Administrative and general	2,566	2,424	9,056	7,062
Net interest income	(698)	(112)	(1,614)	(1,022)
Exploration	7,284	3,132	17,930	11,872
Currency translation loss (gain)	(4,560)	1,262	(1,819)	4,638
Accretion of site closure and reclamation obligations	414	802	1,244	2,301
Write-down of investments (note 5)	5	10,440	374	10,948
Other income (note 10)	(174)	(125)	(1,495)	(953)

	97,147	127,586	329,300	340,250

Earnings (loss) before income taxes	(8,816)	(7,423)	7,046	34,028
Income tax recovery (expense)
Current	(461)	(5,333)	2,371	(30,453)
Future	396	4,193	(9,101)	14,674

	(65)	(1,140)	(6,730)	(15,779)

Net earnings (loss) for the period	(8,881)	(8,563)	316	18,249

Other comprehensive income (loss)
Unrealized gain (loss) on available for sale investments	87	(3,622)	(849)	(3,308)
Unrealized gain on translation of self-sustaining operations	36,282	29,527	19,697	70,582
Reclassification of other than temporary loss on available for sale investments to net earnings	5	10,440	374	10,948
Reclassification of realized loss (gain) on available for sale investments to net earnings	(26)	—	232	—

	36,348	36,345	19,454	78,222

Comprehensive income	$ 27,467	$ 27,782	$ 19,770	$ 96,471

Net earnings per share
Basic	$ (0.03)	$ (0.03)	$ 0.00	$ 0.07
Diluted	$ (0.03)	$ (0.03)	$ 0.00	$ 0.07
Weighted average shares outstanding
Basic	290,957,352	256,014,978	290,846,108	255,876,448
Diluted	290,957,352	256,014,978	292,160,978	256,390,058
The accompanying notes form an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Cash Flows
	Three Months Ended Sep 30		Nine Months Ended Sep 30
Thousands of US dollars, unaudited	2010	2009	2010	2009

Operating activities:
Net earnings (loss) for the period	$ (8,881)	$ (8,563)	$ 316	$ 18,249
Non-cash items:
Depreciation and depletion	26,474	27,804	78,452	77,393
Unrealized currency translation loss	89	3,828	414	3,819
Accretion of site closure and reclamation obligations	414	802	1,244	2,301
Loss (gain) on disposal of assets	(29)	93	(1,334)	276
Amortization of deferred charges	—	89	—	196
Stock-based compensation	489	352	2,439	1,106
Accrual of employee severance costs	520	197	1,393	1,527
Future income tax expense (recovery)	(396)	(4,193)	9,101	(14,674)
Change in fair value of forward contracts	14,837	8,262	1,766	22,619
Write-down of investments	5	10,440	374	10,948
Loss (gain) on sale of investments	(26)	—	232	—
Changes in operating working capital and other (note 11)	(20,019)	11,341	(53,693)	21,891

	13,477	50,452	40,704	145,651

Investing activities:
Increase in restricted cash	(11)	(302)	(9,890)	(438)
Purchase of plant and equipment	(10,389)	(7,945)	(32,549)	(26,833)
Mineral property development	(37,014)	(15,047)	(78,791)	(32,667)
Transaction costs paid	(738)	—	(898)	—
Proceeds from sale of equipment	—	21	513	331
Proceeds from insurable asset disposition	—	—	1,619	—
Proceeds from sale of investments	37	—	119	—

	(48,115)	(23,273)	(119,877)	(59,607)

Financing activities:
Repayment of capital lease obligations	(2,070)	(1,145)	(5,436)	(3,804)
Repayment of short-term loan	(320)	(329)	(1,048)	(1,269)
Repayment of other long-term liabilities	(217)	(4)	(646)	(328)
Issuance of common shares	249	88,525	658	88,801

	(2,358)	87,047	(6,472)	83,400

Effect of exchange rate changes on cash and cash equivalents	997	944	275	4,066

Increase (decrease) in cash and cash equivalents	(35,999)	115,170	(85,370)	173,510
Cash and cash equivalents, beginning of period	204,173	120,759	253,544	62,419

Cash and cash equivalents, end of period	$ 168,174	$ 235,929	$ 168,174	$ 235,929
Supplementary cash flow information (note 11)

The accompanying notes form an integral part of these interim consolidated financial statements.

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This press release should be read in conjunction with the Corporation's third quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at www.northgateminerals.com, in the "Investor Info" section, under "Financial Reports".

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Q3 2010 Third Quarter Results Conference Call and Webcast

Northgate will be hosting a live conference call and webcast discussing our third quarter financial results on November 10, 2010 at 10:00 am Toronto time. You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.

A live audio webcast and presentation package will be available on Northgate's homepage at www.northgateminerals.com. Information pertaining to the conference replay, available from Nov. 10 to Nov. 17, can also be found on our website.

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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

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Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager, has reviewed the geologic content of this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources" "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

%CIK: 0000072931

For further information:

Ms. Keren R. Yun, Director, Investor Relations  Tel: 416-363-1701 ext. 233
Email: ngx@northgateminerals.com  Website: www.northgateminerals.com

CO: Northgate Minerals Corporation

CNW 07:04e 10-NOV-10